SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

IR Newsletter - December 2008 (Issue 4)

Outlook for 2009

The year 2008 is proving to be the best year ever in NET’s history! Only a few days away from the close of the year’s last quarter, NET has sustained growth above that recorded in the same period in 2007, leading us to believe 2009 will be a promising year.

The Company is aware of the very challenging scenario it will face in 2009, primarily due to three factors: the slowing Brazilian economy, the increasingly stiff competition in the industry and the stricter regulations for service providers. However, these are challenges that can be easily overcome by NET, given its product portfolio, competitive strengths and corporate strategy.

In 2009, the bundled offering of broadband internet, pay TV and fixed telephone services will remains NET’s focus for ensuring the expansion of its subscriber base. In addition, NET will continue to capitalize on its main competitive advantages, including its advanced infrastructure, which enables it to deliver to clients innovative services such as high-speed internet access and high-definition video. A good example of this is NET’s recent launch of Virtua 5G (still in the experimental stage) in the cities of São Paulo and Rio de Janeiro, which provides 60 Mega and the possibility of high-definition video on demand.

Given this current situation, NET has already outlined its plans for 2009, which do not envisage any deceleration in its strategy of sustainable and accelerated growth. NET will continue to stimulate demand for new products by introducing offers that meet the wide variety of needs – financial, as well as entertainment – of Brazilian families.

Our objective is to build a sustainable foundation for growth, even in a slowing macroeconomic environment, and always prudently from the market and financial standpoints!

Financial Plan

Based on the outlook for 2009, NET has drawn up a financial plan that should continue to be underpinned by profitability and prudent management of the Company’s liquidity.

NET’s business model already considers that accelerated growth generates higher selling expenses, which in turn pressures EBITDA margin. Accordingly, because in 2009 the Company should maintain its prospects for accelerated growth, EBITDA margin should not vary significantly in relation to 2008, remaining at around 26%.

Similarly, the bulk of the Company’s CAPEX is directly related to its pace of growth. Therefore, projected CAPEX for 2009 will remain at R$1 billion, the same level of 2008, but will decline as a percentage of net revenue. This amount will be used primarily for the acquisition of digital decoders, cable modems, CMTS and other equipment required for the Company’s growth, as well as for new user installation costs.

NET believes this amount is aligned with the current liquidity/cost of capital scenario and sufficient to allow the Company to continue delivering quality growth without impacting opportunities in the long term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.